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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                           PEASE OIL AND GAS COMPANY
                    ----------------------------------------
                                (Name of Issuer)

                          $0.10 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   705019 40 4
                                ----------------
                                 (CUSIP Number)

              Willard H. Pease, Jr., 751 Horizon Court, Suite 203
                    Grand Junction, CO 81506 (970) 245-5917
         --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                October 1, 1995, March 9, 1996, and July 11, 1996
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [  ].
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 4 pages
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                                  SCHEDULE 13D

     CUSIP No. 705109 40 4                                    Page 2 of 4 pages
1. NAME OF REPORTING PERSON S.S. or
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Willard H. Pease, Jr.
      SSN: ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      N/A
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  762,136 shares (includes 148,500 shares underlying
  BENEFICIALLY            presently exercisable options, 101,500 shares
  OWNED BY                underlying presently exercisable warrants, and
  EACH                    86,000 shares underlying two convertible
  REPORTING               promissory notes)
  PERSON           ----------------------------------------------------
  WITH
                      8.  SHARED VOTING POWER
                          -0-
                      ----------------------------------------------------

                      9.  SOLE DISPOSITIVE POWER
                          762,136 shares (includes 148,500 shares underlying presently exercisable options, 101,500 shares underlying presently exercisable warrants, and 86,000 shares underlying two convertible promissory notes)
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          -0-
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       762,136 shares
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       10.1%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment No. 4 is being filed to report changes in the information contained in the original Schedule 13D and Amendments thereto resulting from the following transactions:

     (i) As previously reported, effective June 11, 1993, the Issuer acquired, through a subsidiary, Grand Junction Well Services, Inc., from Willard H. Pease, Jr. In the transaction, the Issuer issued 46, 667 shares of its common stock and a 6% secured convertible promissory note in the principal amount of $175,000 to Mr. Pease for a total value of $350,000, the estimated fair market value of the assets and business of Grand Junction Well Services, Inc. The promissory note is convertible at the election of Mr. Pease into 35,000 shares of common stock of the Issuer at $5.00 per share. The note is payable in three annual principal installments of $45,000 on October 1, 1994, $65,000 on April 1, 1995, and $65,000 on April 1, 1996.

     Also as previously reported, on December 31, 1994, the October 1, 1994 $45,000 payment was made to Mr. Pease. Mr. Pease elected to defer the payment which was due April 1, 1995. Accordingly, on December 31, 1994, the amount of shares of common stock underlying the promissory note was reduced by 9,000 shares to 26,000 shares.

     On October 1, 1995, the promissory note was amended so that the remaining two installment payments of $65,000 each have been extended to October 1, 1997, and October 1, 1998, respectively.

     (ii) On March 9, 1996, the Board of Directors of the Issuer agreed to change an existing $60,000 promissory note held by Mr. Pease into a convertible promissory note. The promissory note is convertible into 60,000 shares of common stock.

     (iii) On March 9, 1996, the Board of Directors of the Issuer granted to Mr. Pease in exchange for services a warrant to purchase 101,500 shares of common stock. The warrant is immediately exercisable.

     (iv) On March 9, 1996, the Board of Directors of the Issuer issued to Mr. Pease 5,000 shares of common stock in lieu of cash for services. The 5,000 shares were valued at $1.00 per share.

     (v) On March 9, 1996, the Board of Directors of the Issuer granted to Mr. Pease an option to purchase 8,900 shares of common stock. The option becomes exercisable on September 9, 1996. Since this stock option is exercisable within 60 days of the date of this Amendment No. 4, the securities reported to be held by Mr. Pease herein include 8,900 shares underlying the stock option.

 ITEM 4. PURPOSE OF TRANSACTION.

     The transactions involving the acquisition or disposition of securities reported in this Amendment No. 4 are described above in Item 3. The transactions described above do not involved any plans or proposals which might be considered to be an extraordinary corporate transaction or which would result in a material change in the business of the Issuer or its corporate structure.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Pease owns directly 397,173 shares (5.3% of the Issuer's outstanding shares), which includes 148,500 shares underlying presently exercisable options, 101,500 shares underlying presently exercisable warrants, and 86,000 shares underlying two convertible promissory notes. Mr. Pease is deemed to have sole voting and dispositive power of 364,963 shares owned by affiliates of Mr. Pease. All of the shares acquired by Mr. Pease as described above were purchased and paid for in the manner described in Item 3 above.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

                                 Page 3 of 4 pages
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          /s/ Willard H. Pease, Jr.
  Date:  July 22, 1996                    ------------------------------
                                          Willard H. Pease, Jr.





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